Exhibit 99.1

GOLD STANDARD ANNOUNCES US$6.9 MILLION 2019 EXPLORATION AND DEVELOPMENT PROGRAM FOR THE RAILROAD PROJECT, CARLIN TREND, NEVADA

Drilling to focus on seven exploration targets; Dark Star resource expansion; and completion of the South Railroad Pre-Feasibility Study (PFS)

August 6, 2019 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today announced plans for the 2019 exploration and development program on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend. The US$6.9 million program includes an estimated 14,600 m of reverse-circulation (RC) and core drilling in 52 holes. District exploration is approximately 10,800m of drilling, whereas step out and development work at Dark Star and Pinion is expected to account for approximately 3,800m. Drilling with 2 core and 2 reverse-circulation (“RC”) rigs will begin the week of August 5th.

The 2019 program objectives are: (1) completion of the South Railroad PFS for the Dark Star and Pinion oxide gold deposits; (2) step out drilling to the east and south of the Dark Star deposit to test for resource expansion potential; (3) exploration drilling of high-value targets at Hidden Star, Jasperoid Wash, Dixie, LT, Ski Track and North Bullion; and (4) in the northern portion of Dark Star, drill testing a newly recognized deep feeder-style target beneath the oxide resource. Funding for this program was obtained in a bought deal financing that closed on July 31, 2019 (see news release).

Jonathan Awde, CEO and Director of Gold Standard commented: “This year’s program re-emphasizes high potential exploration drilling on targets that can drive the project’s valuation, after last year’s emphasis on development drilling required for our soon-to-be-released Pre-Feasibility Study. The Deep Dark Star and Hidden Star targets have the potential to recreate the momentum of the original Dark Star discovery and we are very excited to begin this program which is based on all that we have learned over the past five years of successful exploration at Railroad-Pinion.”

Key Highlights for 2019 include:

Development

  At the Dark Star deposit, complete up to 13 step out RC holes (approximately 2,600m) to test for shallow oxide expansion potential to the north, east and south of the known resource. DC19-01, a core hole in the northern portion of Dark Star that was suspended at 231m earlier this year due to weather, will also be completed. DC19-01 intersected 117.3m of 1.54 g Au/, including 44.3m of 2.55 g Au/t (see April 25, 2019 news release). Drilling will also follow up DR19-65 (39.6m of 1.25 g Au/t) where mineralization remains open to the east (see March 26, 2019 news release).
  Additionally, drilling will step out to the south of the known resource to test open-ended oxide mineralization identified by surface rock sampling and historic drilling.

  A PFS for the Dark Star and Pinion resources is scheduled for completion during the third quarter of 2019. The PFS will include updated resource estimates for both deposits.

  At the Pinion deposit, drill up to 10 metallurgical core holes (about 1,100m) for additional high- pressure grind roll (HPGR) testing.

District Exploration

  Within the Dark Star Corridor, drill up to 8 RC (about 3,300 m) holes and one core hole (about 350m) to test favorable Penn-Perm carbonate rocks that are folded, altered and crosscut by faults and igneous dikes. More specifically, the drilling will test new targets within the same structural setting as Dark Star. The highest priority target is Hidden Star, located between the Dark Star and Dixie deposits. Here, drilling will target the same fault blocks that host the Dark Star and Dixie deposits, beneath a thin veneer of post-mineral volcanic cover. A core hole is also planned to test for the continuation of the Dark Star gold system beneath cover, approximately 1 km north of the current Dark Star resource.

  In the northern portion of Dark Star, one deep scout drill hole (approximately 1,000m) will test the newly recognized Deep Dark Star target, a potential feeder / breccia-style opportunity beneath the current oxide resource (refer to Dark Star cross section at the following link https://goldstandardv.com/DS/Deep Target August 6 2019/). The northern portion of the oxide resource contains unique geologic characteristics, suggestive of a larger, multi-stage, energetic gold system, including: numerous 100m - 200m intervals of plus 1 g Au/t oxide intercepts in drill holes; oxidation that extends from the current topographic surface to depths exceeding 350m; gold- bearing hydrothermal breccias, newly recognized quartz porphyry dikes and sills, and north- striking high-angle faults that act as controls on mineralization. Many of the high-angle, controls on mineralization project downdip where they intersect a buried anticline. These highly favorable structural features are confirmed by 2D seismic data. The initial scout drill hole will look to test favorable Penn-Perm age carbonate rocks and the underlying Webb-Devils Gate contact.

  At the Jasperoid Wash and Ski Track targets, complete about 3,400m of RC and core drilling in at least 12 holes to step out and test new targets within this northerly-striking corridor, expand areas of known shallow oxide gold mineralization that have the potential for higher gold grades, and provide core for metallurgical testing. The upcoming PFS will include an initial oxide resource estimate for the Jasperoid Wash deposit.

  At the LT target, located 3 km north-northwest of Gold Standard’s Pinion oxide gold deposit, samples collected from surface outcrops in 2018 included assay values ranging from <0.005 to 12.90 g Au/t from over a 400m by 200m area (see October 11, 2018 news release). Gold mineralization is hosted in decalcified, silicified and oxidized multilithic dissolution collapse breccia proximal to a north-striking igneous dike. Up to 4 RC holes (approximately 1,460m) will test this newly conceptualized structural control.

  West northwest of the North Bullion deposit, 2 RC precollar / core tail holes (about 1,400m) will step out from 41.7m of 1.91 g Au/t, including 7.6m of 6.32 g Au/t in drill hole RR17-06 (see November 15, 2017 news release). This intercept is located approximately 550m west of the North Bullion resource and is considered a new zone of mineralization that is open in all directions.

Environmental Permitting

  Approximately US$670K will be allocated to ongoing environmental studies, monitoring and permitting in the greater Dark Star and Pinion area.

Steven Koehler, Gold Standard’s Manager of Projects commented: “The newly recognized porphyry dikes in the northern portion of Dark Star, combined with the vertically-extensive oxidation, higher gold grades and hydrothermal breccias, speak to the strength and quality of the Dark Star gold system. Porphyry dikes are common within Carlin Trend gold deposits and are a shared link amongst these deposits. The presence of these key geologic characteristics, and favorable / untested stratigraphy at depth, offer a new deep target opportunity below the Dark Star oxide resource. Gold Standard is excited to test this new opportunity”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. Gold Standard’s successful exploration of the Pinion and Dark Star gold deposits has created potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend.

The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. This resource will be re-estimated this year to include drill results from 2018.

The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. This resource will also be re-estimated this year to include highly favourable 2018 drill results.

The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com